

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

September 12, 2022

Via Email

Steven B. Boehm
Eversheds Sutherland
700 6ᵗʰ St., N.W.
Washington, DC 20001
stevenboehm@eversheds-sutherland.com

     Re: NC SLF Inc.
               Registration Statement on Form N-2
               File No. 811-23818

Dear Mr. Boehm:

On August 12, 2022, you filed a registration statement on Form N-2 on behalf of NC SLF Inc. (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. You state that you have filed the registration statement pursuant to the Investment Company Act of 1940 ("1940 Act") and that shares are not being registered under the Securities Act of 1933 ("Securities Act"). Please add a facing sheet and omit references to the Securities Act on the facing sheet. *See* Paragraph 1 of "Instructions" in Form N-2.

Page i

2. In the sixth paragraph, disclosure states, "Purchasers of Shares of the Fund will become bound by the terms and conditions of the Charter." Please revise "Purchases of Shares of the Fund will become bound by . . ." to "Shares of the Fund are subject to . . . ."

Page iii – Table of Contents

3. You have filed the registration statement under the 1940 Act only. Please revise the registration statement to align with General Instruction G.3. of Form N-2 ("A registration statement or an amendment to it that is filed under only the Investment Company Act shall consist of the facing sheet of the Form, responses to all items of Parts A and B except Items 1, 2, 3.2, 4, 5, 6, and 7 of Part A, responses to all items of Part C except Items 25.2.h, 25.2.l,

25.2.n, 25.2.o, and 25.2.s, required signatures, and all other documents that are required or which the Registrant may file as part of the registration statement.") Please add cross-references to the Table of Contents so that an investor understands which Items are omitted or included and why. Please delete and/or integrate into an appropriate location in the registration statement Items that should be omitted, such as Item 3.2 (Summary and Summary of Terms and Conditions) and Item 7 (Use of Proceeds).

Page 1 - Summary

4. In the first paragraph, please add disclosure under Item 8.2.a, 8.2.b.2, and 8.2.c of Form N-2. For example, please:

    - State whether the Fund's objective may be changed without a shareholder vote;

    - Disclose the industry or group of industries in which the Fund does or will concentrate, and

    - Identify the Fund's fundamental investment policies within the meaning of sec. 8(b) of the 1940 Act.

5. In the second paragraph, disclosure refers to "scalable revenues" and "performing" U.S. middle-market companies. Please describe these terms using clear and concise language.

6. In the fourth paragraph, disclosure describes leverage and the Fund's asset coverage requirements. As a closed-end fund, the Fund is now subject to a number of legal and accounting requirements that differ from, and in some cases are more restrictive than, the requirements the Fund was subject to as a business development company. Asset coverage is one example.

    - Please explain supplementally the steps the Fund has taken to maintain compliance with legal and accounting requirements as a result of the Fund's election to withdraw its status as a business development company and to register as a closed-end fund.

    - Please disclose any anticipated changes in the Fund's operations as a result of coming into compliance with non-business development company provisions of the 1940 Act.

Page 2 – The Private Offering

7. In the first paragraph, disclosure refers to the Fund's "common shares of beneficial interest." Please confirm that this statement is accurate. The Fund's organizational documents refer to shares of common stock.

8. In the third paragraph, disclosure refers to the Fund's ability to pursue one or any combination of remedies, as set forth in the Subscription Agreement, if an investor fails to honor its funding obligations. Please briefly summarize such remedies in this paragraph.

Page 3 – Investment Period

9. In the second paragraph, disclosure refers to a "return of capital." Please describe the term using clear and concise language.

Page 4 – Summary of Terms and Conditions

10. In the first paragraph of the section titled, "The Fund," disclosure states that the "Fund operated as a BDC until August 12, 2022, whereupon it withdrew its election to be regulated as a BDC pursuant to Section 54(c) of the 1940 Act and filed a notice of registration under Section 8 of the 1940 Act in order to register as a closed-end management investment company." Please tell us whether and when the Fund obtained shareholder approval to cease being a business development company in accordance with section 58 of the 1940 Act.

Page 7 – Transfer Restrictions

11. Please add disclosure that explains whether the Fund will offer a share repurchase program. If the Fund will offer such a program, please add disclosure related to the program and accompanying risks.

Page 8 – The Fund is subject to risks related to its business and structure.

12. In the eleventh bullet point, disclosure refers to environmental, social, and governance ("ESG") factors that may adversely affect the Fund's business or those of its portfolio companies. Such risks are also mentioned on page 44 of the prospectus. However, it is unclear whether the disclosure is referring to external and independent ESG factors that might affect the Fund's or portfolio companies' business or to ESG factors that the Fund applies as part of its investment strategies, or both. Please clarify what you mean.

Page 9 – The Fund is subject to risks related to its operations.

13. In the sixth bullet point, disclosure refers to the Fund's exposure to industries. Please revise the registration statement to clarify whether the Fund will or will not concentrate. For example, the Fund's most recent annual report states that it invested 27.8% of its assets in the "Services: Business" industry. Please add disclosure regarding the Fund's fundamental investment restriction regarding industry concentration. *See* Item 8.2. and Item 17 of Form N-2.

Page 10 – Summary of Fund Expenses

14. Please align the fee table formatting with the requirements of Item 3.1 of Form N-2. For example, please ensure proper indentation, bold captions, etc.

15. In footnote 2, disclosure states that the Fund will not incur any leverage, other than the Subscription Facility. Please disclose the effects of the use of leverage as required by Item 8.3.a. of Form N-2.

16. Please consider modifying footnote 1 to help the reader better understand the assumptions of the management fee estimate, which, as Staff understands it, is that the management fee, expressed as a percentage of net assets, in the Summary of Fund Expenses is based on the actual management fee incurred for the six months ended June 30, 2022, adjusted to reflect the new management fee schedule approved on August 9, 2022. The footnote to this line item may disclose the management as a percentage of gross assets. Please include in the footnote a cross-reference to a discussion of the Item 9.1.b. discussion of the management fee. The Item 9.1.b. discussion should disclose the management fee as a percentage of average net assets as well as gross assets. See Item 3, Instr. 7 and Item 9.1.b.3., Instrs. 1 and 2 of Form N-2.

17. Notwithstanding the sophisticated nature of the Fund's investors, management fee adjustments for "withheld amounts" are complex and should be supported by examples that demonstrate their operation and subsequent reversal. Staff notes the Fund's response in correspondence dated May 13, 2021 to a similar request and in that regard would like to clarify that Staff is not requesting the Fund to speculate as to future outcomes but to provide worked examples.

18. Please confirm the accuracy of the estimate of interest payments on borrowed funds given the recent increase in LIBOR.

19. Please confirm the accuracy of the year 5 and 10 expense estimates included in the expense example on page 10 as Staff is recalculating higher estimates.

Investment Objective and Strategies

20. Please add to the beginning of this section the following bullet points:

- The Fund's shares will not be listed on an exchange and it is not anticipated that a secondary market will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

- The amount of distributions that the Fund may pay, if any, is uncertain.

- The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

Page 18 – Directors

21. Please revise the director table to include all columns, captions, and other disclosure required under Item 18.1. of Form N-2.

Page 22 – The Board's Role in Risk Oversight

22. In the second paragraph, disclosure states, "The Special Transactions Committee's risk oversight responsibilities include reviewing and making certain findings in respect of co-investment transactions and monitoring compliance with the conditions of the co-investment exemptive relief that the Fund has been granted by the SEC on June 7, 2019 (the "Order"), as well as certain other matters pertaining to potential or actual conflicts of interest." The Fund obtained co-investment relief when it operated as a business development company. The Fund also appears to have relied on temporary relief granted by the staff regarding certain co-investments. *See* Page F-21, Notes to Consolidated Financial Statements. Please explain how the Fund will comply with the terms and conditions of such relief.

Page 24 – Investment Management Agreement

23. Please add all disclosure required under Item 9.1.b. of Form N-2 (e.g., For each adviser, disclose name, address, description of experience, and if controlled, name that person and the nature of its business.). Also, please state that the discussion regarding the board's basis for approving the advisory contract is included in the annual/semi-annual report, as applicable and provide the period covered by the report.

Page 28 – Investment Committee

24. Please state that the statement of additional information provides additional information about the portfolio managers' compensation, other accounts managed, and ownership of securities in the Fund. *See* Item 9.1.c. of Form N-2.

Page 31 – Compliance Policies and Procedures

25. After the section titled, "Compliance Policies and Procedures," or elsewhere, please add disclosure under Item 10 of Form N-2 regarding capital stock, rights of security holders, a dividend reinvestment plan, long-term debt, and a chart of outstanding securities.

Page 37 – There is uncertainty as to the value of the Fund's Portfolio Investments.

26. In the last paragraph, disclosure states, "The Fund utilizes independent third-party and unaffiliated valuation firms for the purposes of valuing its Portfolio Investments. The valuations of such third-party and unaffiliated valuation firms are provided to the Audit Committee without adjustment." On page F-14 of "Notes to Consolidated Financial Statements," disclosure states, "to the extent the Company's assets are treated as 'plan assets' for purposes of ERISA, the Sub-Administrators will determine valuations using only those valuation methodologies reviewed and approved by the Audit Committee and the Board, and the Board will accept such valuations prepared by the Sub-Administrators in accordance therewith." Please modify the disclosures referenced above, and any other similar valuation related disclosure, as appropriate, to clarify that the Board will satisfy its good faith valuation obligations.

Page 41 – The Fund may be subject to limitations as to how borrowed funds may be used.

27. Disclosure refers to the possibility that the Fund will issue preferred stock. Please confirm that the Fund will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Page 81 – Certain Provisions of the MGCL and the Charter and Bylaws

28. Please add disclosure regarding the following:

   - Election of Directors; Term
   - Number of Directors; Vacancies; Removal
   - Action by Stockholders
   - Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals
   - Calling of Special Meeting of Shareholders
   - Approval of Certain Matters
   - Appraisal Rights
   - Business Combinations
   - Control Share Acquisitions
   - Forum Selection Clause
   - Conflict with the 1940 Act

Page 85 – Independent Registered Public Accounting Firm; Legal Counsel

29. Please revise the caption or include legal counsel in this section. Currently, legal counsel appears in the next section.

Page 86 – Additional Information

30. After the section titled, "Additional Information," please add a statement of additional information and the disclosure required by Items 14-24 of Form N-2.

Page C-1 – Part C

31. In Item 25, disclosure states that the financial statements of the Fund "are included in Part A of this Registration Statement." However, the financial statements appear to be in Part C. Please revise.

Page C-3 – Item 28. Persons Controlled by or Under Common Control

32. Disclosure states that the information regarding persons controlled by or under common control is incorporated by reference under the headings, "The Fund" and "Management of the Fund." We do not see such disclosure. Please add a cross-reference to the page on which such information is disclosed; otherwise, please add such disclosure in this section.

Page C-4 – Item 34. Undertakings

33. Please add the required undertaking in Item 34.7 or explain why it is not necessary. *See* Items 34.7 of Form N-2 (to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information).


*   *   *   *   *   *


We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Please respond to our comments in correspondence filed on EDGAR and in an amendment to the registration statement, as applicable.

Should you have any questions regarding this letter, please contact me at (202) 551-5166 or John Kernan, Staff Accountant, at (202) 551-4653.


Sincerely,
/s/ Lisa N. Larkin
Lisa N. Larkin
Senior Counsel


cc: John Kernan, Staff Accountant
         John Lee, Branch Chief
         Christian Sandoe, Assistant Director